U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2000.

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F ___            Form 40-F _X_ .

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ___                  No _X_ .

     If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ABITIBI CONSOLIDATED, INC.



                                                         /s/ John Weaver
March 27, 2000                                   -------------------------------
                                                 By:     John Weaver
                                                 Its:    President and
                                                         Chief Executive Officer

                                        NOTICE OF ANNUAL AND SPECIAL
                                        MEETING OF SHAREHOLDERS





                                   MANAGEMENT
                                      PROXY
                                    CIRCULAR
                                      1999





                                                            ABITIBI
                                                  [LOGO]    CONSOLIDATED

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS


The Annual and Special Meeting of Shareholders of Abitibi-Consolidated Inc. will be held at The Montreal Museum of Fine Arts, Maxwell-Cummings Auditorium, 1379 Sherbrooke Street West, Montreal, Quebec, Canada, on Thursday, April 27, 2000 at 1:00 p.m. (Montreal time) for the following purposes:

1. to receive the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 1999 and the auditors' report thereon;

2.   to elect the directors;

3. to appoint the auditors and to authorize the directors to fix their remuneration;

4.   to approve the Abitibi-Consolidated Inc. Directors' Stock Option Plan; and

5. to transact such other business as may properly come before the meeting or any reconvened meeting following its adjournment.


Montreal, February 28, 2000


By Order of the Board


/s/ Jacques P. Vachon


Jacques P. Vachon
Senior Vice-President & Corporate Secretary


Shareholders who are unable to attend the Annual and Special Meeting of Shareholders in person are requested to complete the enclosed form of proxy and return it to Montreal Trust Company at 1800 McGill College Avenue, Montreal, Quebec, by April 24, 2000.




ABITIBI-CONSOLIDATED INC.               1

MANAGEMENT PROXY CIRCULAR


Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of ABITIBI-CONSOLIDATED INC. (the "Company") for use at the Annual and Special Meeting of Shareholders to be held on April 27, 2000 (the "Meeting"), for the purposes set forth in the foregoing Notice of Meeting, or any adjournment thereof. The solicitation will be made by mail. The cost of solicitation will be borne by the Company.


Appointment of Proxies

The persons named in the enclosed form of proxy are directors of the Company. A shareholder may appoint a person to represent him or her at the Meeting, other than the persons already named in the accompanying form of proxy, by inserting the name of such other person in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a shareholder. To ensure being counted, the completed form of proxy must be deposited with Montreal Trust Company by April 24, 2000.


Non-Registered Holders

Only registered holders of common shares of the Company, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Company beneficially owned by a holder (a "Non-Registered Holder") are registered either:


(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or


(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy, the 1999 Annual Report including management's discussion and analysis
     (collectively, "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.


     Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will either:


1. be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Montreal Trust Company as described above;




                                        2              ABITIBI-CONSOLIDATED INC.

2. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.


Revocation of Proxies

The registered shareholder, or his attorney authorized in writing who executed the form of proxy, may revoke it as to any matter on which a vote has not already been cast pursuant to the authority confirmed by such proxy by delivering another properly executed form of proxy bearing a later date and depositing it in the manner described above. Alternatively, the proxy may be revoked by delivering an instrument in writing executed by the shareholder (i) to Montreal Trust Company by April 24, 2000, or if the Meeting is adjourned, at least 48 hours (excluding Saturdays and holidays) prior to any reconvened meeting, or (ii) to the Chairman of the Meeting on the day of the Meeting prior to the use of the proxy at the Meeting, or at any such reconvened meeting. The proxy may also be revoked in any other manner permitted by law.

     A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive the meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive the materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.


Voting of Proxies

The persons named in the form of proxy will on a show of hands or on any ballot that may be called for, vote or withhold from voting the common shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

     Where shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the common shares represented thereby, such common shares will be voted, whether on a show of hands or on any ballot that may be called: (a) for the election of directors named in this Management Proxy Circular, (b) for the appointment of the auditors named in this Management Proxy Circular and authorizing the directors to fix the auditors' remuneration, and (c) for the resolution approving the Abitibi-Consolidated Inc. Directors' Stock Option Plan as set out in Appendix A to this Management Proxy Circular.




ABITIBI-CONSOLIDATED INC.               3

     The enclosed form of proxy confers discretionary authority on the person named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.


Voting and Ownership of Common Shares

As of February 28, 2000, the Company had 190,573,975 common shares outstanding. Each shareholder of record is entitled to one vote for each common share held at the close of business on March 20, 2000, being the date fixed by the Board of Directors of the Company for the determination of the registered shareholders who are entitled to receive notice of the Meeting (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his common shares after the Record Date, the transferee of such common shares shall be entitled to vote at the Meeting if he produces properly endorsed share certificates or otherwise establishes proof of his ownership of the common shares and demands, not later than ten days before the Meeting, that his name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after March 20, 2000, during usual business hours, at the office of Montreal Trust Company and at the Meeting.


Principal Holders

As of February 28, 2000 to the knowledge of the directors and officers of the Company, no person, other than those listed below, beneficially owned, or exercised control or direction over, more than 10% of the Company's outstanding common shares.

     On February 11, 2000 the Company announced its intention to purchase all of the issued and outstanding shares of Donohue Inc. ("Donohue"). Donohue's current controlling shareholder, Quebecor Inc. ("Quebecor"), has agreed irrevocably and unconditionally to deposit (and not withdraw) all of its Class A Subordinate Voting Shares (representing approximately 12.7% of the outstanding Class A Subordinate Voting Shares) and all of its Class B Shares (representing approximately 88.3% of the outstanding Class B Shares, and, together with its Class A Subordinate Voting Shares, representing approximately 63.2% of the voting rights attaching to all outstanding voting shares of Donohue) in acceptance of the Offers. Based on the information provided by Quebecor, assuming all of the Donohue Shares are acquired by the Company under the Offers or otherwise, the Average Price is equal to or less than $16.25 (in which event it will be deemed to be $16.25), and the Company does not exercise the Additional Cash Option, Quebecor will beneficially own or control approximately 11% of the outstanding shares of the Company on a fully diluted basis. All capitalized terms in this paragraph which are not otherwise defined herein have the same meaning as set forth in the Company's Offers to Purchase and Circular related to the acquisition of Donohue's shares dated February 25, 2000 (the "Offers to Purchase") which are available on the Company's website at www.abicon.com.




                                        4              ABITIBI-CONSOLIDATED INC.

Annual and Consolidated Financial Statements

The Company's consolidated financial statements for the years ended December 31, 1999 and 1998 and the report of the auditors thereon, which will be placed before the shareholders at the Meeting, are contained in the Annual Report of the Company which accompanies this Management Proxy Circular.


Election of Directors

The articles of the Company stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of twenty-one directors, the number to be determined by the Board of Directors from time to time. The Board of Directors has been set at nine directors with a conditional increase to twelve directors in the event the Offers to Purchase successfully close. More information on this can be found in the "Composition of the Board" section below. The directors of the Company may increase or decrease the number of directors between the minimum and the maximum number and may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board of Directors is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

     Management does not contemplate that any of the nominees named below will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, where the proxy is granted to the management nominees, the management nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his successor is elected or appointed. The following table states the name of each person proposed to be nominated for election as a director, the year in which the person first became a director of the Company or one of Abitibi-Price Inc. or Stone-Consolidated Corporation (the latter two being the "Amalgamating Companies") and membership on board committees, the number of common shares of the Company and deferred share units under the Company's Deferred Share Unit Plan for Non-Executive Directors (as described more fully in the "Compensation of Directors" section below) beneficially owned or over which control or direction, directly or indirectly, was exercised by that person as of February 28, 2000 and the person's principal occupation and employment.

     During the past five years, all of the directors of the Company have held their principal business affiliations as noted opposite their respective names or have been engaged in other executive capacities with the companies indicated or with one of their respective affiliates with the following exceptions: prior to February 1996, Arnold F. Brookstone was Executive Vice-President, Chief Financial and Planning Officer of Stone Container Corporation; prior to
September 1995, Richard Drouin was Chairman and Chief Executive Officer of Hydro-Quebec and prior to 1997, Mr. Drouin was Chairman of the Board of Memotec Communications Inc.; prior to April 1999, Ronald Y. Oberlander was Operating Chairman of Abitibi-Consolidated Inc.; prior to January 1998, John A. Tory was also Deputy Chairman of The Thomson Corporation; prior to April 1999, John W. Weaver was Executive Vice-President and President, Newsprint Operations and Sales of Abitibi-Consolidated Inc.




ABITIBI-CONSOLIDATED INC.               5

Election of Directors

                                                                                 Became          Number of Common Shares/
Name                                     Principal Occupation                    Director            Deferred Share Units
-------------------------------------------------------------------------------------------------------------------------
Arnold F. Brookstone(1,6)                Corporate Director                      1993                             2,722/-
Chicago, Illinois
-------------------------------------------------------------------------------------------------------------------------
Michel Desbiens(a)                       President and Chief Executive             --                                 -/-
Beaconsfield, Quebec                     Officer of Donohue Inc.
-------------------------------------------------------------------------------------------------------------------------
Richard Drouin, Q.C.(1,2)                Partner                                 1995                             6,721/-
Sillery, Quebec                          McCarthy Tetrault (Law Firm)
-------------------------------------------------------------------------------------------------------------------------
Gordon C. Gray, FCA(1,3)                 Chairman of Rio Algom Limited           1993                         2,422/3,773
Richmond Hill, Ontario                   (Mining Company)
-------------------------------------------------------------------------------------------------------------------------
H. Earl Joudrie(3,5)                     Chairman of Algoma Steel Inc.           1993                             2,748/-
Toronto, Ontario                         and Gulf Canada Resources Limited
                                         (Diversified Companies)
-------------------------------------------------------------------------------------------------------------------------
C. Edward Medland(4,6)                   President, Beauwood Investments Inc.    1978                        15,381/3,820
Toronto, Ontario                         (Private Investment Company)
-------------------------------------------------------------------------------------------------------------------------
Ronald Y. Oberlander                     Chairman of the Board of                1990                           138,552/-
Montreal, Quebec                         Abitibi-Consolidated Inc.
-------------------------------------------------------------------------------------------------------------------------
Pierre-Karl Peladeau(a)                  President and Chief Executive Officer     --                                 -/-
Montreal, Quebec                         Quebecor Inc.
-------------------------------------------------------------------------------------------------------------------------
Charles-Albert Poissant, C.M., FCA(a)    Chairman of the Board of                  --                                 -/-
Montreal, Quebec                         Donohue Inc.
-------------------------------------------------------------------------------------------------------------------------
John A. Tory, Q.C.(2,5)                  President of Thomson                    1965                        61,000/4,170
Toronto, Ontario                         Investments Limited (Holding Company)
-------------------------------------------------------------------------------------------------------------------------
David A. Ward, Q.C.(1,4)                 Partner                                 1981                             3,288/-
Toronto, Ontario                         Davies, Ward & Beck (Law Firm)
-------------------------------------------------------------------------------------------------------------------------
John W. Weaver(b)                        President & Chief Executive Officer     1999                            74,014/-
Montreal, Quebec                         of Abitibi-Consolidated Inc.
-------------------------------------------------------------------------------------------------------------------------


(a) Nominee of Donohue pursuant to the support agreement entered into between the Company and Donohue as described more fully in the Offers to Purchase.

(b) Mr. Weaver is not entitled to participate in the Deferred Share Unit Plan for Non-Executive Directors. His entitlement to deferred share units is pursuant to the Deferred Share Unit Plan for executives described more fully in the "Report on Executive Compensation" section below.

(1)  Audit Committee Member

(2)  Corporate Governance Committee Member

(3)  Environmental, Health and Safety Committee Member

(4)  Finance Committee Member

(5)  Human Resources and Compensation Committee Member

(6)  Pension Committee Member




                                        6              ABITIBI-CONSOLIDATED INC.

Appointment of Auditors

It is proposed that PricewaterhouseCoopers LLP be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders at such compensation as may be fixed by the directors.

     Shareholders will be asked at the Meeting to approve the reappointment of the auditors and such reappointment will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.


Directors' Stock Option Plan

The Corporate Governance Committee of the Board has examined the issue of directors' compensation and after reviewing compensation provided to directors serving on the boards of other similarly situated companies, the Committee recommended to the Board of Directors, the adoption of a Directors' Stock Option Plan. On February 28, 2000, the Board of Directors adopted the Abitibi-Consolidated Inc. Directors' Stock Option Plan.


Purpose of the Directors' Stock Option Plan

The Company has decided that the compensation paid to directors must be better aligned with the interests of shareholders and must be competitive with comparable Canadian companies.

     Accordingly, in conjunction with the implementation of a Directors' Stock Option Plan, the Company will be implementing share ownership guidelines for directors. Directors will be required, within five years, to own shares with a value equal to three times their annual retainer.

Terms of the Directors' Stock Option Plan

The terms of the proposed Directors' Stock Option Plan are as follows:

o    Directors will receive an annual grant of 4,000 options.

o The exercise price for options will be the average of the highest and lowest share price as reported for the five business days immediately preceding the granting of the option on the principal Canadian exchange on which the Company's shares are listed.





ABITIBI-CONSOLIDATED INC.               7

o    Options will vest on the date that they are granted.

o Directors will have ten years from the date that the options are granted to exercise the options.

o Directors (or in the event of their death or disability, their personal representatives or estate) will have five years following their termination as board members to exercise their options.

o 950,000 shares, or 0.5% of the Company's outstanding shares, have been reserved for issuance pursuant to the terms of the Directors' Stock Option Plan.


     Copies of the Plan may be inspected at the registered office of the Company during regular business hours.

     Shareholders will be asked at the Meeting, or any adjournment thereof, to consider, and, if thought appropriate, pass the resolution set out in Appendix A to this proxy circular. To become effective, the resolution must be passed, with or without amendment, by at least a majority of the shareholders represented and voting at the Meeting or any adjournment thereof.

Compensation

Compensation of Named Executive Officers

The following table, presented in accordance with applicable securities regulations, sets forth compensation paid by the Company or one of the Amalgamating Companies. The figures shown in 1999 and 1998 represent the amounts paid by the Company to the named individuals. The figures shown for 1997 represent: (i) the amounts paid by the respective Amalgamating Companies prior to the effective date of their amalgamation on May 30, 1997, plus (ii) the amounts paid by the Company subsequent to the effective date of the amalgamation. Any amounts shown in the following table in connection with the issuance of stock options in 1997 relate only to options issued under the former respective stock option plans of the Amalgamating Companies and take into consideration the exchange ratio between the Amalgamating Companies' shares agreed to as part of the amalgamation. Stock options issued in 1999 and 1998 were awarded under the Company's stock option plan.

     Set forth below is the compensation of James Doughan, who was President and Chief Executive Officer of the Company until April 26, 1999 and John W. Weaver, who became President and Chief Executive Officer on April 27, 1999 as well as the individuals who were, at December 31, 1999 the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").




                                        8              ABITIBI-CONSOLIDATED INC.

Summary Compensation Table

                                                 Annual Compensation                  Long-Term Compensation
--------------------------------------------------------------------------------------------------------------------------------
                                                                          Awards                        Payouts
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 Securities  Restricted
                                                                      Other        Under     Shares or
                                                                      Annual      Options/   Restricted              All Other
                                                                    Compensa-       SARs       Share       LTIP      Compensa-
                                        Salary          Bonus        tion(2)     Granted(3)    Units     Payouts(4)    tion
Name and Principal Position   Year       ($)             ($)           ($)           (#)        (#)         ($)         ($)
--------------------------------------------------------------------------------------------------------------------------------
James Doughan(1)(5)           1999     1,077,133       473,938       950,183       376,800       --         --       6,707,316
President and                 1998     1,015,465       476,331       445,311       237,300       --         --         764,894
Chief Executive Officer       1997       829,778       735,463       965,230       148,916       --      710,713          --
--------------------------------------------------------------------------------------------------------------------------------
John W. Weaver(1)             1999       831,695       165,489       257,690       465,500       --         --          73,542
President and                 1998       504,018       165,391       464,898        76,400       --         --         399,180
Chief Executive Officer       1997       430,562       256,294       147,135        13,600       --         --            --
--------------------------------------------------------------------------------------------------------------------------------
William H. Sheffield          1999       422,467       136,155        25,901       115,000       --         --          53,250
Executive Vice-President,     1998       362,241       136,155        21,036        24,400       --         --         301,750
International Operations      1997       360,596       199,155          --          13,600       --         --            --
and Corporate Development
--------------------------------------------------------------------------------------------------------------------------------
Claude Janelle                1999       413,333       126,498        14,278       120,000       --         --         125,150
Executive Vice-President,     1998       324,639        53,189         7,755        13,000       --         --         125,150
North American Operations     1997        37,540          --            --            --         --         --            --
--------------------------------------------------------------------------------------------------------------------------------
David Schirmer(1)             1999       403,616       127,097        25,946        38,400       --         --          53,485
Executive Vice-President,     1998       368,921       199,685        27,247        24,200       --         --         314,873
North American Sales          1997       283,345        81,821        15,741        19,117       --       98,277          --
--------------------------------------------------------------------------------------------------------------------------------
Paul Planet(1)                1999       315,191       100,973        99,293        34,400       --         --          44,571
Senior Vice-President,        1998       304,421       166,404       104,745        27,700       --         --         301,562
Chairman Bridgewater          1997       238,417        71,593        20,690         7,800       --         --            --
Operations & Sales
--------------------------------------------------------------------------------------------------------------------------------

(1) These individuals were paid either in part in U.S. dollars or in part by reference to U.S. dollars. The amounts reported have been expressed in Canadian dollars, converted at an average annual rate of CDN $1.4857 = U.S. $1.00 for 1999 and CDN $1.4831= U.S. $1.00 for 1998. For 1997, the rate was
     CDN $1.3844 = U.S. $1.00.

(2) The aggregate amount of perquisites and other personal benefits for 1997 to 1999 includes housing loan subsidies, moving allowances, tax equalization payments, automobile allowances, mortgage subsidies, tax planning and income tax return preparation, and imputed interest on stock option and other loans:

(a) The Company made tax instalment payments on behalf of Mr. Doughan and Mr. Weaver in respect of their work in Canada, and on behalf of Mr. Planet in respect of his work in the U.K. A large portion of these instalments is recovered by each of these individuals upon completion of their U.S. income tax returns and is reimbursed to the Company. The balance of the payments is absorbed by the Company. The estimated balances for 1999 are as follows:
     Mr. Doughan -- $839,420 (1998 -- $375,000 and 1997 -- $925,000); Mr. Weaver
     --  $169,370  (1998 --  $430,000  and 1997 --  $71,000)  and Mr.  Planet --
     $59,428 (1998 -- $78,604 and 1997 -- $0).

(3) The numbers appearing in this column represent the number of stock options and stock appreciation rights ("SARs") granted to the named individuals in 1999.

(4) The amounts in this column represent the payment of benefits accrued until the date of amalgamation under the Stone-Consolidated Corporation long-term incentive plan initiated in 1994 which provided for awards composed 50% of performance units and 50% of phantom shares. This plan has now been wound up.

(5) A Retirement Compensation Arrangement for Mr. Doughan was approved in 1997 but an amount of U.S. $4.3 million converted at an annual exchange rate of CDN $1.4857 = U.S. $1.00 was not transferred to a trust fund by the Company until 1999.




ABITIBI-CONSOLIDATED INC.               9

Options/SAR Grants During The Most Recently Completed Financial Year

                                                                                 Market Value of
                           Securities        % of Total                          Securities
                           Under             Options/            Exercise or     Underlying
                           Options/          SARs                Base price      Options/SARs
                           SARs              Granted to          ($ per          on the Date of
                           Granted           Employees in        Common          Grant ($ per
Name                       (#)               Financial Year      Share)          Common Share)      Expiration Date
--------------------------------------------------------------------------------------------------------------------
J. Doughan                  376,800             13.7              14.40             14.40           January 15, 2009
--------------------------------------------------------------------------------------------------------------------
J. W. Weaver                300,000             10.9              13.24             13.24           April 13, 2009
                            165,500              6.0              14.40             14.40           January 15, 2009
--------------------------------------------------------------------------------------------------------------------
W. H. Sheffield             115,000              4.2              14.40             14.40           January 15, 2009
--------------------------------------------------------------------------------------------------------------------
C. Janelle                  120,000              4.4              14.40             14.40           January 15, 2009
--------------------------------------------------------------------------------------------------------------------
D. Schirmer                  38,400              1.4              14.40             14.40           January 15, 2009
--------------------------------------------------------------------------------------------------------------------
P. Planet                    34,400              1.3              14.40             14.40           January 15, 2009
--------------------------------------------------------------------------------------------------------------------




Aggregate Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

                                                            Unexercised          Value of Unexercised
                                                            Options/SARs         in-the-Money Options/
                          Securities                        at Financial         SARs at Financial
                          Acquired         Aggregate        Year-End             Year-End
                          on               Value               (#)                    ($)
                          Exercise         Realized         Exercisable/         Exercisable/
Name                        (#)              ($)            Unexercisable        Unexercisable(1)
-------------------------------------------------------------------------------------------------------
J. Doughan                   --              --            404,953/554,775           -/970,260
-------------------------------------------------------------------------------------------------------
J. W. Weaver               46,800            --             82,260/528,240         -/1,548,163
-------------------------------------------------------------------------------------------------------
W. H. Sheffield              --              --             47,550/138,740           -/296,125
-------------------------------------------------------------------------------------------------------
C. Janelle                   --              --              3,250/129,750           -/309,000
-------------------------------------------------------------------------------------------------------
D. Schirmer                  --              --              53,088/72,397            -/98,800
-------------------------------------------------------------------------------------------------------
P. Planet                    --              --              32,405/53,795            -/88,580
-------------------------------------------------------------------------------------------------------

(1) Based on the average of the high and low price of the Company's common shares ($16.98) on December 31, 1999.




                                       10              ABITIBI-CONSOLIDATED INC.

PENSION PLANS

Both Amalgamating Companies maintained supplementary pension arrangements for their senior management groups. The two approaches differed widely in many aspects such as vesting, death benefits, non-competition provisions and security arrangements.

     Abitibi-Price Inc. used individual agreements that credited 10% plus 2% for each completed year of service from age 40, multiplied by the average of the best five years of salary and bonus in the last 10 years, less any other pension benefits provided by the Company. Normal retirement was at age 65, with early retirement without actuarial reduction permitted at age 61 with at least 20 years of service.

     Stone-Consolidated Corporation sponsored a separate registered pension plan for executives, and a supplementary plan which together provided a benefit formula of 2% for each year or part year of service multiplied by the average of the three best consecutive years of salary plus the average of 75% of the three best bonuses in the last 10 years, less 1/40th of the Canada or Quebec Pension Plan benefit for each year of service. Normal Retirement was at age 65, but early retirement was available with an actuarial reduction at age 55, or without reduction at age 60 with at least 20 years of service.

     Effective January 1, 1999, a new plan was put into effect, having the following features:

o Pension benefits are calculated and accrued on the basis of the sum of annual salary plus any annual incentive award earned. Any gains from long-term incentive plans are not considered to be annual incentive awards for the purpose of pension benefits.

o Benefits are accrued under the terms of a separate executive registered plan and a supplementary executive retirement plan. The intent of these plans is to provide a combined pension at normal retirement, age 65, that is equal to 2% of the average annual compensation multiplied by the years of credited service, to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last ten years of service plus the average of the five highest annual cash awards paid pursuant to the short-term incentive awards plan within the last ten years of service. Bonuses paid under other plans and the value of any bonuses given in the form of stock options under the annual incentive awards plan, are not recognized for purposes of calculating benefits under the new pension arrangements.




ABITIBI-CONSOLIDATED INC.              11

o No benefits accrue beyond the normal retirement date. A member can elect early retirement without actuarial reduction upon attaining age 58, with at least 80 points of combined age and service. Reduced early retirement benefits are available at age 55 with at least two years of service.

o Pension benefits are payable for life, and for participants are in the form of a 50% joint and survivor benefit. The benefit may be taken in another form involving either minimum term of payment guarantees or a different combination of benefits to a surviving spouse, subject to actuarial adjustment.

     As of December 31, 1999, completed years of service credited to each Named Executive Officer under the terms of the registered and supplementary plans were:

Years of Pensionable Service

--------------------------------------------------
J. Doughan(1)                                 20.7
J.W. Weaver(2)                                16.0
W.H. Sheffield(2)                             16.0
C. Janelle                                    29.9
D. Schirmer                                   20.9
P. Planet(2)                                  21.9
--------------------------------------------------

(1) As part of Mr. Doughan's retirement arrangement in 1999, he was granted an additional five years of pensionable service.

(2) During 1999, these individuals transferred to the Company's new pension plan and were granted an additional five years of pensionable service in recognition of rights they were previously entitled to under one of the Company's predecessor pension plans.

Abitibi-Consolidated Inc. Senior Management Retirement Plan Table(1)
--------------------------------------------------------------------------------

Based on Years of Service at Normal Retirement Date
Average Compensation ($)   15                20               25                30                35
--------------------------------------------------------------------------------------------------------
  400,000                120,000           160,000           200,000           240,000           280,000
  600,000                180,000           240,000           300,000           360,000           420,000
  800,000                240,000           320,000           400,000           480,000           560,000
1,000,000                300,000           400,000           500,000           600,000           700,000
1,200,000                360,000           480,000           600,000           720,000           840,000
1,400,000                420,000           560,000           700,000           840,000           980,000
1,600,000                480,000           640,000           800,000           960,000         1,120,000
1,800,000                540,000           720,000           900,000         1,080,000         1,260,000
2,000,000                600,000           800,000         1,000,000         1,200,000         1,400,000
2,200,000                660,000           880,000         1,100,000         1,320,000         1,540,000
2,400,000                720,000           960,000         1,200,000         1,440,000         1,680,000
--------------------------------------------------------------------------------------------------------

(1) Pension benefits under the registered pension plan for executives are limited to the maximum amounts permitted under the provisions of the Income Tax Act of Canada. The table illustrates the amount of annual pension without regard to such limitation. Amounts of pension benefits which exceed the maximum permitted under the Income Tax Act are paid to the executive by the Company.




                                       12              ABITIBI-CONSOLIDATED INC.

In addition to his regular pension benefits, Mr. Doughan is entitled under his severance compensation agreement to a lump sum equal to the value of three additional years of credited service under the pension plan in which he elects to participate. The value of these additional years of service credit will be determined on the basis of the following compensation level: the higher of the aggregate of the base salary and incentive award paid to Mr. Doughan in the 12 month period preceding the amalgamation between Abitibi-Price Inc. and Stone-Consolidated Corporation, or in the 12 month period preceding the date that Mr. Doughan's employment terminates.

     The amount payable to Mr. Doughan pursuant to the terms of his severance compensation arrangement was transferred in 1999 to a trust fund in respect of the Retirement Compensation Arrangement for Mr. Doughan.

Severance Arrangements

The Company has severance agreements with the Named Executive Officers which provide that a Named Executive Officer may sever his relationship upon the occurrence of a change of control, as defined in the agreement, followed by a material change in his duties, including but not limited to a requirement to re-locate.

     For those Named Executive Officers who were Abitibi-Price Inc. executives and who remained in the employ of the Company, changes have been made to their severance agreements entitling them to receive payments equal to a maximum of three times their annual remuneration upon severance. These changes were made so as to accord like benefits to all Named Executive Officers and to ensure consistency and fairness of treatment amongst them whether formerly employed by Abitibi-Price Inc. or Stone-Consolidated Corporation.


Indebtedness of Directors, Executive Officers and Senior Officers

The aggregate indebtedness to the Company and its subsidiaries of all directors, executive officers, senior officers and employees was approximately $8,068,902 as of February 28, 2000.

     As of February 28, 2000, the aggregate indebtedness to the Company of all current and former officers, directors and employees of the Company incurred in connection with the purchase of securities of the Company was approximately $4,921,014. Under the Company's stock option plan, certain eligible employees who elect to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards) are entitled to receive a loan from the Company in an amount equal to the purchase price of such common shares. Interest is charged at the lesser of the prevailing prime rate or the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid.

     The following table sets forth the indebtedness, other than routine indebtedness, to the Company and its subsidiaries of all directors, executive officers and senior officers.




ABITIBI-CONSOLIDATED INC.              13

                                                                                               Financially
                                                       Largest Amount                          Assisted
                                                       Outstanding                             Securities
                                                       during Last                             Purchases
                                                       Completed        Amount                 during Last       Security for
                                  Involvement          Financial        Outstanding as of      Completed         Indebtedness as of
Name and                          of Issuer            Year (1999)      February 28, 2000      Financial Year    February 28, 2000
Principal Position                or Subsidiary             ($)              ($)               (# of shares)     (# of shares)
-----------------------------------------------------------------------------------------------------------------------------------
J. Doughan(1)                     Housing                 738,250                --                  --                  --
President and                     Assistance
Chief Executive Officer           Loan
-----------------------------------------------------------------------------------------------------------------------------------
R.Y. Oberlander                   Loans to              1,556,493           1,556,493              24,000              96,100
Chairman of the Board             Purchase Shares
-----------------------------------------------------------------------------------------------------------------------------------
J.W. Weaver                       Loans to              1,228,294           1,228,294              46,800              61,600
President, and Chief              Purchase Shares
Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
D. Schirmer,                      Housing                 210,511             180,798                --                  --
Executive Vice-President,         Assistance
North American Sales              Loan
-----------------------------------------------------------------------------------------------------------------------------------
J.-C. Casavant(1)                 Loans to                418,156             418,156                --                29,400
Senior Vice-President,            Purchase Shares
Organizational Leadership
& Innovation
-----------------------------------------------------------------------------------------------------------------------------------
P. Planet(2)                      Housing                 377,727             377,727                --                  --
Senior Vice-President,            Assistance
Chairman, Bridgewater             Loan
Operations & Sales
-----------------------------------------------------------------------------------------------------------------------------------
J. Vachon                         Loans to                 30,225              30,225               1,560               1,560
Senior Vice-President             Purchase Shares
and Corporate Secretary
-----------------------------------------------------------------------------------------------------------------------------------
B.J. McGroarty(1)                 Loans to                622,520             105,375                --                 6,000
President, Office                 Purchase Shares
Products Division
-----------------------------------------------------------------------------------------------------------------------------------

(1)  These individuals are former officers of the Company.

(2) These amounts represent outstanding interest free housing loans of U.S. $150,000 for Mr. Schirmer and U.S. $250,000 for Mr. Planet. The amounts will be repaid over a period of 15 and 10 years, respectively.




                                       14              ABITIBI-CONSOLIDATED INC.

REPORT ON EXECUTIVE COMPENSATION


Human Resources and Compensation Committee Report on Executive Compensation

It is the responsibility of the Human Resources and Compensation Committee (the "Committee") to make recommendations to the Board of Directors on all major compensation policies of the Company and to oversee and administer all aspects of compensation and career development for its officers and senior managers. The Committee also initiates, jointly with the Corporate Governance Committee, a review by the Board of Directors of the remuneration and performance of the President and Chief Executive Officer.

     Members of the Committee are Pierre Cote, H. Earl Joudrie, Charles Perrault and John A. Tory (Chairman). These members are neither employees nor former employees of the Company. The Committee may invite the Chairman and/or the President and Chief Executive Officer to attend meetings to provide advice and consultation as required. The key functions of the Committee are described in the disclosure entitled "Corporate Governance Practices" set out below.

     The Committee has established compensation programs for executives of the Company designed to support the Company's goal of being the world's preferred marketer and manufacturer of papers for communication by creating a strong link between the interests of the shareholders, the Company's financial performance and the total compensation of the Company's executives.

Ongoing Compensation

The executive compensation philosophy and strategy recognizes the fundamental value added by a highly skilled and committed management team. The skills and impact of this group are essential for the successful management of the Company and vital to the formulation and implementation of its strategic plan. The compensation package has been designed to meet the following objectives:

o to attract team members who have superior management ability, insight and judgment;

o to retain valued members of the executive team throughout the normal business cycles typical within the forest products industry;

o to ensure executives recognize the close link between their personal interest and the creation of shareholder value; and

o to motivate and reward members of the executive group for achieving the short-term and long-term results which will contribute to the future prosperity of the Company and its shareholders.

     The Company has developed an ongoing executive compensation package comprised of four principal components: salary, annual incentives, long-term incentives, and a program of benefits and perquisites.




ABITIBI-CONSOLIDATED INC.              15

     In addition, effective January 1, 2000, the Company has introduced the following changes to its executive compensation program in order to better align the interests of senior management and shareholders:

(a) Stock Ownership Guidelines - The Company has implemented stock ownership guidelines for designated executive personnel requiring them to attain target levels of ownership within certain prescribed times. The Chief Executive Officer will be required to own common shares of the Company with a value equal to two times his current annual salary within five years. Other senior executives will be required to own common shares of the Company with a value of either one or one-half times their annual salary within five or seven years, depending on their grade level and the number of Hay points associated with their position. The Hay point system is an objective method of evaluating the relative contributions, importance and difficulty of positions within the Company. These guidelines will apply to any individuals subsequently hired or appointed to assume such positions and the target levels of ownership will vary with changes in an executive's salary.

(b) Deferred Share Unit Plan - The Company has established a deferred share unit plan for designated executives. Under the terms of this plan, executives can elect to have a portion of their annual incentive paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a common share of the Company and is credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable in the form of either cash or common shares of the Company which are purchased on the open market. A DSU will be treated as a share for purposes of determining whether an executive has met the applicable stock ownership guideline.

(c) Long-Term Incentives - The Company has established a performance share unit plan which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return measured over a three year performance period. Performance is based on a total shareholder return ("TSR") which reflects share price appreciation and re-investment of dividends. Performance Share Units are earned on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of units earned multiplied by the market value of the Company's common shares at the end of the three year performance period. At the employee's discretion, payments may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash.

(d) Stock Option Plan - The Company has changed the loan program associated with the Company's stock option plan. Previously all employees who received a stock option grant were eligible for a loan upon exercise of the option. This program will be phased out by April 1, 2003. Effective April 1, 2000 only designated executives will be eligible to participate in the




                                       16              ABITIBI-CONSOLIDATED INC.

     loan program associated with the stock option plan and the repayment term will be reduced from the current term of fifteen years to seven years.

Salary

Salary ranges for the President and Chief Executive Officer and other senior officers are based on salaries paid for positions similar in magnitude, scope and complexity by major Canadian and U.S. organizations. Companies were selected for competitive benchmarking because of business similarity, geographic breadth of operations, size and because they represent the primary market for the key skills and attributes needed by the Company at the executive level. The Committee reviews the salary of each executive annually and makes adjustments within the salary range in order to maintain a competitive position within this marketplace. Compensation for the President and Chief Executive Officer is subject to the same annual review, peer position comparisons, and evaluation criteria that are applied to the compensation of the Company's other senior officers. Special emphasis is placed by the Committee on the performance of the President and Chief Executive Officer with respect to strategic planning and the creation of shareholder value.

Annual Incentives

For the senior officers of the Company, including the Named Executive Officers, it is the Committee's policy to tie annual incentive compensation to corporate results and individual performance.

     The annual incentive amount payable to the Named Executive Officers is based entirely or in part on specific, objective performance measures. These are the key performance criteria that indicate whether or not, and to what degree, annual objectives have been achieved by each operating unit and the Company as a whole. These targets are reviewed annually.

     Maximum bonuses payable to senior officers in the Company's annual incentive plan are as follows:

                                           Maximum Bonus
Participants                               (% of Salary)
--------------------------------------------------------
President and Chief Executive Officer          100%

Executive Vice-Presidents                       70%

Executives with 2000 or more Hay
Points associated with their position           60%

Executives with 1780-1999 Hay Points
associated with their position                  50%

Vice-Presidents Corporate                       50%


     The annual incentive plan is a cash-based plan, but the Committee has discretion in its recommendations to the Board of Directors as to how much of the annual bonus earned is to be paid in cash (a minimum of 25%) or in the form of stock options in lieu of cash.

     In years when only part of the earned annual incentive is paid in cash, the Committee will recommend to the Board a grant of a number of stock options to these senior officers. These options will have no cash value when granted, but will acquire value as the price of the Company's stock increases. Half of the options are vested immediately and the remaining half are vested one year later. Options, once vested, may be exercised at any time prior to ten years after the date of grant.




ABITIBI-CONSOLIDATED INC.              17

Long Term Incentives

The Company also grants stock options to senior managers as a long-term incentive to retain and motivate the senior managers to take actions that enhance shareholder value. The Company's stock option plan serves to bind the interests of the senior managers, and thereby reward teamwork and cooperation.

     Under the plan, options may be granted by the Board of Directors on the recommendation of the Committee to key executive and management personnel for the purchase of common shares of the Company at prices equal to the market price of the common shares on the date that the options are granted. For the purposes of the plan, market price is defined as the average of the highest and lowest share price as reported for the five business days immediately preceding the grant date on the principal Canadian exchange on which the common shares were traded. The number of options to be issued to each senior manager is based on benchmarking within the North American industry, on the advice of an independent consulting firm.

     The options are exercisable during a period not exceeding ten years from the date that the options were granted. Participants are given the right to exercise issued options at the rate of 25% of the number of options on each of the first four anniversary dates of the grant. Under the plan, a participant who elects to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards) is entitled to receive a loan from the Company in an amount equal to the purchase price of such common shares. Interest is charged at the lesser of the prevailing prime rate or the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. Options can also be exercised in the form of a stock appreciation right.

     Unexercised options are not treated as shares for purposes of determining whether an executive has met the applicable stock ownership guideline.




                                       18              ABITIBI-CONSOLIDATED INC.

Synergy Achievement Compensation Plan

The Company implemented a Synergy Achievement Compensation Plan to reward employees who played a strategic implementation role in achieving annualized synergies as part of the amalgamation of Abitibi-Price Inc. and
Stone-Consolidated Corporation. Approximately 300 employees were eligible to earn significant bonuses if the Company achieved annualized synergies in excess of $100 million, in increasing amounts until the stretch target of $200 million in annualized synergies was achieved. Synergy compensation payments were made on the basis of total synergies achieved by the Company during the period from June, 1997 to August, 1999 (the "Entitlement Period"). Synergies included in any calculation for compensation payment were based on economic advantages or cost savings to the Company as demonstrated in three consecutive monthly run-rates during the Entitlement Period. The synergy compensation payment ranged from 25% to 100% of the participant's salary depending on the categorization of the participant and the level and nature of synergies achieved. By April 1999, the Company had achieved its stretch target of $200 million in annualized savings in three consecutive monthly run-rates. In July 1999, the Company expensed $14.2 million for the final synergy incentive payments made. The total payments made under this plan were $33.3 million.

Management Development

The Company has in place programs to ensure that the organization has the right people in the right places with the skills to formulate and implement its strategic plan and to operate the Company at the best level in the industry on a continuing basis. Over the years the Company has developed a strong succession plan as evidenced by the Company's decision in 1999 to promote Mr. John W. Weaver, formerly the Executive Vice-President and President of Newsprint Operations and Sales, to the position of President and Chief Executive Officer of the Company.




ABITIBI-CONSOLIDATED INC.              19

PERFORMANCE GRAPH

The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Company's common shares compared with the cumulative total return of the TSE 300 Stock and the TSE Paper and Forest Products Indices.

CUMULATIVE TOTAL RETURN
(dollars)


 [THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIAL.]



                                  Dec. 1994       Dec. 1995     Dec. 1996     Dec. 1997     Dec. 1998     Dec. 1999
-------------------------------------------------------------------------------------------------------------------
Abitibi-Consolidated Inc.(1)           $100            $119          $134          $147          $107          $137
TSE 300                                $100            $115          $147          $169          $166          $219
TSE Paper & Forest Index               $100            $ 97          $106          $ 94          $ 84          $126
-------------------------------------------------------------------------------------------------------------------


(1) The cumulative total return for the Company for December, 1994 to December, 1999 inclusive has been calculated by averaging the cumulative growth rates for the Amalgamating Companies, where applicable. The cumulative total shareholder return assumes reinvestment of dividends in Canadian dollars.




                                       20              ABITIBI-CONSOLIDATED INC.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE


Abitibi-Consolidated Inc. has always believed that the creation of comprehensive and open corporate governance practices should be of paramount importance for all our stakeholders. Over the past year, representatives from both the Board and management, under the leadership of the Chairman of the Board, have initiated a process specifically aimed at ensuring that the Company's corporate governance practices:

o are on the leading edge in aligning the interests of directors, management and shareholders alike,

o meet and exceed the legal requirements as established by the various exchanges where our stock is listed, and

o are but one of many tools supporting the Board of Directors in leading the Company towards achieving its vision of becoming the world's preferred marketer and manufacturer of papers for communication.

     While the Company believes its current corporate governance practices, as described hereafter, are extensive, there is always room to do better. As a result and in keeping with the value of "continuous improvement", over the coming months a number of changes in the Company's corporate governance practices will be put in motion, all designed to foster greater accountability, innovation and effectiveness.

     So where are we headed as we begin the next millennium? The Company is committed to "filling in the gaps" where some of its practices can be improved and specifically, our shareholders will see:

o a Board of Directors and Board committee structure with more diversity of age and skills, representing as much as possible the true international nature of the Company,

o a Board and committee structure with renewed emphasis on suitable selection criteria, rotation of members and term limits, where appropriate, to assist the directors in more effective decision-making,

o    an improved  evaluation  process for the Board as a whole and for directors
     individually,   emphasizing   the  belief  that  being  a  director   means
     contributing in an ongoing and meaningful way, and

o a change in the compensation philosophy that increases a director's equity stake in the Company in order to further align the interests of our shareholders with those of the Board.

     You have my assurance that the Board of Directors is committed to moving in this direction rapidly, in order to support and empower the Company's new management team. I look forward to the changes that are in store and trust that they will help serve you, our shareholders, better.


/s/ Richard Drouin

Richard Drouin
Chair
Corporate Governance Committee


ABITIBI-CONSOLIDATED INC.              21

CORPORATE GOVERNANCE PRACTICES

Both the Board of Directors and management recognize the inherent value of having appropriate structures and procedures in place to ensure that the Board can function independently of management. Good corporate governance is central to the prudent operation of corporations and to this end, the Company has adopted several policies aimed at ensuring the effectiveness of the process and structure used to direct and manage the Company while enhancing shareholder value.

     The Company's Board of Directors has officially adopted a formal document called Principles and Practices which outlines the details of the Board's goals, responsibilities, composition, size and manner of operation.

Responsibilities of the Board

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company by reviewing, discussing and approving the Company's strategic direction and organizational structure, and supervising management to ensure that these factors enhance and preserve the underlying value of the Company for the benefit of all stakeholders.

     The Board of Directors discharges its responsibilities both directly and through its committees. The Board has retained specific authority to grant final approval with respect to each of the following matters, in addition to those that require Board approval under applicable law:

(a)  the strategic direction of the Company, including the three-year plan;

(b)  material contracts, acquisitions or dispositions of the Company's assets;

(c)  the annual business plan, operating and capital budgets; and

(d)  President  and  Chief  Executive   Officer  and  senior  executive  hiring,
     performance evaluation, compensation, and succession plans.

     The Board of Directors from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

     As part of the strategic planning process, the Board reviews, to the extent possible from management's reports, the principal opportunities and risks of the Company's business plan. The Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded. The performance of management is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. Throughout the year, the Board holds meetings where management is invited to present their recommendations on developments and issues of current relevance related to the Company's products and/or services and to respond to questions. The Board receives systematic updates at such regular meetings as to the Company's lines of




                                       22              ABITIBI-CONSOLIDATED INC.

business, their strategy and performance. In addition, each year the Board holds a separate session dedicated to discussions of key strategic issues. Additional meetings are held from time to time as deemed necessary. There have been twelve meetings of the Board during 1999.


Composition of the Board

Board size is currently authorized by shareholders to be between three and twenty-one. The Board now consists of thirteen members. The Board believes the number of Board members should be large enough to allow the directors to benefit from the wide variety of ideas and viewpoints which are represented on the Board and its committees, but without compromising the communication among the directors and between the directors and management. The Board has established a number of committees to facilitate the flow of information concerning the Company to the directors, and to monitor the efficiency of management's decisions and the development of management's expertise. The Company currently has a chairman who is not a member of management and who is responsible for ensuring the Board properly discharges its duties, independently of management. In its recruitment of new directors, the Company also conducts a comprehensive education and orientation program for such directors, by distributing appropriate written materials and holding meetings with other board members and the senior management team.

     The Company has no shareholder that has the ability to exercise a majority of the votes for the election of the Board.

     Pursuant to the terms of the support agreement entered into between the Company and Donohue (as described more fully in the Offers to Purchase), upon taking up and paying for Donohue's shares, the Company has agreed to reconstitute its Board of Directors such that it is comprised of nominees of Donohue representing 25% of the members of the Board (one of whom will be Mr. Michel Desbiens, who will serve as Chairman of the Board). The Company has further agreed to include in the slate of proposed nominees for election to the Board of Directors (to be comprised of not more than twelve persons) at subsequent meetings of the Company's shareholders the three persons originally designated by Donohue (or two or no persons if, on the date of any management proxy circular prepared in connection with any such meeting Quebecor no longer has an economic interest in at least 5% or 2%, respectively, of the outstanding shares of the Company). Regardless of Quebecor's continuing economic interest in the Company's shares, Mr. Desbiens will be included in the slate of proposed nominees for election as a director of the Company at the next two annual meetings of the Company's shareholders. In addition to Mr. Desbiens, the other nominees of Donohue are Mr. Pierre-Karl Peladeau and Mr. Charles-Albert Poissant.

     In the event that all necessary regulatory approvals for the acquisition have been received prior to the date of the Meeting, the term of office of the Donohue representatives on the Board shall commence as of the day the Company takes up and pays for the shares of Donohue tendered in response to the Company's offer. In the event that all necessary regulatory approvals for the acquisition have not been received prior to the date of the Meeting, the nomination of the Donohue representatives for election to the Company's Board shall be conditional on the receipt of all such approvals. Upon receipt of such approvals, the term of office of the Donohue representatives on




ABITIBI-CONSOLIDATED INC.              23
the Board shall commence as of the day the Company takes up and pays for the shares of Donohue so tendered.

     In the event that the Company, for any reason, does not take up and pay for any of Quebecor's Donohue shares pursuant to the agreement referred to herein, the Company will not put forth the Donohue nominees for election to the Company's Board of Directors. In this case, the Board of Directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the Meeting.

     The Board has reviewed its membership and has determined that twelve of the directors are "unrelated" directors. An "unrelated" director is a director who is independent of management and free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests in relationships arising from shareholding. John
W. Weaver, the President and Chief Executive Officer, is a "related" director because he is an employee of the Company.

Role of the Chairman

The Chairman of the Board of Directors is charged with the responsibility of ensuring the efficient operation of the Board and its committees. As an ex-officio member of each Board committee, one of the Chairman's principal duties is to properly evaluate the effectiveness of the Board committee structure and the quality of management's work that is presented in support of the Board's decision making process.

Committees of the Board

To facilitate the fulfillment of some responsibilities and to assist its decision making, the Board of Directors has formed several committees to review in greater depth specific areas of its mandate. These committees are appointed annually and in addition, the Board may appoint ad hoc committees periodically as may be needed. To assist in discharging their responsibilities where needed, the Company has a practice of permitting the Board, any committee thereof and any individual director to engage independent, external advisors at the expense of the Company.

     The Board is responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the directors receive, consider and discuss Board committee reports. All committees of the Board are entirely comprised of "unrelated" directors.

     While the following is a general description of the composition and general duties of each Board committee as contained in its mandate as of the year ended December 31, 1999, the Corporate Governance Committee is currently leading the process of reviewing such mandates. The composition of such committees will be changed accordingly to reflect the election of Donohue's current nominees to the Board of Directors (as set forth above) subsequent to the Company taking up and paying for the Donohue shares tendered. The Board of Directors and management have also decided that effective after the date of the Meeting, the Finance Committee will be discontinued and all matters previously within its mandate will be brought before the entire Board of Directors.




                                       24              ABITIBI-CONSOLIDATED INC.

(1)  Audit Committee

The Audit Committee approves the release of interim Company-prepared financial statements and reviews all annual audited financial statements with management and the external auditors. After satisfying itself as to the fairness, consistency and timeliness of the annual financial statements, the Committee recommends their approval by the Board. The Audit Committee also reviews the selection of and changes in accounting policies and satisfies itself as to the effectiveness of: (a) the audit plan developed by the Company's external auditors, and (b) control systems and procedures developed and implemented by the Company's internal audit department. The Committee meets regularly with both internal and external auditors, with and without management, to consider the results of their audits (including appropriate internal controls) and to review management's financial stewardship. In this role, the Committee provides a channel of communication between the Board and the auditors. The Committee also recommends to the Board the selection of the Company's external auditors for appointment by the shareholders. The Committee has been responsible for reviewing the Company's program to prepare for and deal with the contingencies in relation to year 2000 information technology and process control issues.
Finally, the Committee oversees the Company's continuing compliance with financial disclosure obligations.

Chair: David A. Ward
Members: Arnold F. Brookstone, Richard Drouin and Gordon C. Gray

(2)  Corporate Governance Committee

The Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices including conducting a review of:
(a) committee mandates, and (b) the structure of the Board and its committees. It is also responsible for developing criteria governing the size and overall composition of the Board and this year, has played an integral role in the search conducted for new Board candidates with suitable and balanced qualifications for election or appointment as directors. The Committee co-ordinates an annual effectiveness evaluation of the Board as a whole, including the committees of the Board and beginning this year, the contribution of individual directors as well. All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. The Committee is also responsible for recommending the proper form and adequacy of remuneration for directors to ensure that it is a realistic reflection of the responsibilities and risk involved in being an effective director. Finally, it also has the responsibility for annually initiating, jointly with the Human Resources and Compensation Committee, a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer.

Chair: Richard Drouin
Members: Pierre Cote and John A. Tory




ABITIBI-CONSOLIDATED INC.              25

(3)  Environmental, Health and Safety Committee

The mandate of the Environmental, Health and Safety Committee is to review the adequacy of the environmental, health and safety ("EHS") programs and performance of the Company and where appropriate, report or make recommendations on significant issues to the Board of Directors and/or management. Specifically, the Committee reviews the Company's EHS vision, policies, strategies and objectives and the adequacy of resources directed to such matters. The Committee also approves and monitors the Company's overall EHS management systems, and practices designed to ensure ongoing compliance with applicable policies, laws and regulations. Reviewing outstanding and potential liabilities for EHS matters, including non-compliance with laws and regulations, third party claims, clean-up of contaminated sites and decommissioning of discontinued businesses, and ensuring that adequate financial provisions are made for such liabilities is also part of the Committee's role. The Committee further reviews with management all significant environmental incidents or occupational accidents at the Company's operations and any events of material non-compliance, and approves the Company's programs for EHS auditing. Finally, the Committee is also charged with monitoring the Company's relationships with external EHS regulatory authorities and stakeholders and approving public disclosure documents on the Company's EHS performance.

Chair: Gordon C. Gray
Members: Fredrik S. Eaton and H. Earl Joudrie

(4)  Finance Committee

The Finance Committee provides a review of the following: the Company's financial strategy and capital structure and their consistency with the overall strategy of the Company; major investments or divestitures by the Company including capital expenditures and major acquisitions or dispositions of significant assets; major financing; share repurchase programs and changes in dividend policy; policies for the use of derivatives; and the Company's foreign exchange policy. In addition, the Committee is responsible for overseeing the Company's annual budgeting process.

Chair: C. Edward Medland
Members: Allan H. Michell and David Ward


(5)  Human Resources and Compensation Committee

The Human Resources and Compensation Committee's mandate is to develop an executive compensation strategy to attract and retain senior managers and motivate them to achieve superior results. The Committee oversees all compensation and human resource matters including the administration of the Company's stock option plan and reviews and recommends to the Board all significant benefit plans applicable to the Company's employees and any amendments thereto. The Committee is also responsible for reviewing and approving a general salary structure for senior management, ensuring it is competitive and aligned with shareholder interests. The Committee annually reviews management's plans and activities for development of key managerial personnel, including a review with the Chief Executive Officer of the essential elements of short-term and long-term senior management succession planning. The Committee is responsible for annually initiating, jointly




                                       26              ABITIBI-CONSOLIDATED INC.

with the Corporate Governance Committee, a review at the Board level of the performance and remuneration of the President and Chief Executive Officer.

Chair: John A. Tory
Members: Pierre Cote, H. Earl Joudrie and Charles Perrault

(6)  Pension Committee

The Pension Committee is responsible for the supervision of all aspects of the management of the Company's pension plans and the administration and investment of the related pension funds in accordance with applicable legislation. The Committee supervises the determination and review of funding policy, investment policies and goals and the selection and supervision of investment managers, trustees and actuaries. The Committee monitors investment performance and compliance of fund investments with applicable legislation and established investment policies and goals. Finally, the Committee reviews all internal controls and approves the pension audit reports, financial statements and plan expenses.

Chair: Charles Perrault
Members: Arnold F. Brookstone, Fredrik S. Eaton, C. Edward Medland and Allan H. Michell

Addressing the Gaps

While the Company believes that its corporate governance practices are both comprehensive and effective, we have identified a need to create clearer position descriptions for the Board and the Chief Executive Officer to better delineate the roles and responsibilities of the Board and management. The Company expects to address this in the near future with the adoption of a more comprehensive "charter" for the Board of Directors.




ABITIBI-CONSOLIDATED INC.              27

Board Expectations of Management

The information which management provides to the Board is critical to the effective functioning of the Board. The directors must have confidence in the data gathering, analysis and reporting functions of management. The Corporate Governance Committee monitors the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying opportunities and risks for the Company.

The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. It expects that management will be responsible for the effective, efficient and prudent management of the Company subject to the Board's stewardship responsibilities. The Board expects management of the Company to meet the following key objectives:

(a) to report to the Board in a complete, accurate and timely fashion, on the business and affairs of the Company generally, and on any individual matters that management considers to be of material or significant consequence for the Company and its stakeholders;

(b) to take timely action with respect to, and make all appropriate decisions required by the Company's operations in accordance with all applicable legal or other obligations and within the framework of the corporate policies in effect, with a view towards enhancing shareholder value;

(c) to conduct a comprehensive annual budgeting process under the guidance of the Board and to monitor closely the Company's financial and operating performance in conjunction with the annual business plan approved by the Board;

(d) to review on an ongoing basis, and subject to ultimate Board supervision, the Company's short-term and long-term strategies and their implementation in all key areas of the Company's activities in light of, among other factors, evolving market conditions, technology, and governmental regulations; and

(e) to implement appropriate policies and procedures to assure a high level of conduct and integrity of the Company's management and employees.




                                       28              ABITIBI-CONSOLIDATED INC.

Shareholder/Investor Communications and Feedback

The Company has an Investor Relations Department (the "Department") that is responsible for facilitating the two-way communication between senior management and the Company's current and potential shareholders and financial analysts:

(a) In its communication to shareholders, the Department's role is to ensure clear and direct communication of the Company's performance, actions and strategy to all shareholders and to others in the investment community. This communication is disseminated through annual and quarterly reports, the annual meeting and frequent investor presentations. On a regular basis, the Department receives and responds to all shareholders' inquiries in an appropriate, timely and conscientious fashion; and

(b) In its communication to management, the Department provides feedback from the shareholders to senior management and the Board, where appropriate. The Department regularly encourages shareholders to voice their comments, concerns and suggestions.

Interest of Insiders in Material Transactions

No director or senior officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of any class of common shares of the Company and no associate or affiliate of the foregoing persons has any material interest in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Sale by Stone Container

In April, 1999, Stone Container Corporation and its wholly-owned subsidiaries sold all of the remaining shares held in the Company.

Compensation of Directors

The Company pays each director who is not also a salaried officer or an employee of the Company an annual retainer of $18,000, plus $1,200 per meeting of the Board of Directors. Committee members are paid a fee of $1,200 per meeting and the Chairman of each of the committees of the Board receives an annual retainer of $3,000. In addition, such directors are reimbursed for their reasonable expenses in connection with such meetings and are provided with insurance coverage in the event of accidental death or dismemberment.

     All non-employee directors who have served on the Company's Board for five or more years (including time served on the boards of one of the Amalgamating Companies) are entitled to receive a retainer following retirement from the Board, equal to 50% of the annual base retainer in effect during the year of retirement, plus 10% of such annual retainer for each year of service in excess of five, up to a maximum of 100% of the annual base retainer ("Retirement Retainer"). The Retirement Retainer will be paid for a period of five years following retirement.

     Under a Directors' Share Award Plan ("Award Plan") compensation in common shares of the Company purchased in the market of approximately $10,000 may be awarded annually to each non-employee director at the discretion of the Board.




ABITIBI-CONSOLIDATED INC.              29

     Non-employee directors are also given the option to receive all or a part of their annual retainer, meeting fees and awards under the Award Plan in the form of deferred share units pursuant to a Deferred Share Unit Plan for Non-Executive Directors ("Deferred Plan"). Under the Deferred Plan, the number of units to be credited quarterly to each participating director's account is determined by dividing the amount elected by a director to be received as deferred share units, by the market value of a common share on the crediting date. After termination of Board service, a director will receive an amount equal to the number of deferred share units credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then market value of the common shares. During 1999, 19,498 deferred share units were credited to the respective accounts of the directors who elected to participate in this plan.

     In keeping with the Company's commitment to continually adopt progressive and accountable corporate governance practices, the Company's director compensation policy was reviewed in 1999 against several U.S. and Canadian peer group companies. In keeping with emerging market trends, the Company has decided that effective after the date of the Meeting:

o U.S. resident directors will be paid in U.S. funds given that director compensation is considerably higher in the U.S. than in Canada, even on a nominal dollar basis,

o the Retirement Retainer will no longer be extended to any newly elected or appointed directors given the emphasis shift from employee-type benefits to performance-based compensation for directors,

o all non-employee directors will be eligible for travel fees of $1,200 per meeting which will be paid in the event directors are required to travel more than three hours by air from their domicile,

o subject to shareholder approval of the Directors' Stock Option Plan, all non-employee directors will be eligible for an annual grant of 4,000 stock options in order to increase the equity-based component of their compensation, and

o all non-employee directors will be required to meet stock ownership guidelines of three times their annual retainer (which shall be deemed to include the maximum award under the Award Plan) within five years, in order to further align director and shareholder interests.




                                       30              ABITIBI-CONSOLIDATED INC.

Directors' And Officers' Insurance And Indemnification

To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Company. Such insurance provides for an aggregate U.S. $75,000,000 annual protection against liability for and reimbursement of amounts paid. The policy carries a U.S. $500,000 deductible for each claim made under the indemnification liability coverage of the Company. The Company paid a premium of $217,465 for the 1999 policy year.

Other Business

The Company knows of no matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Availability of Disclosure Documents

The Company will provide any person or company, upon request to the Corporate Secretary, with a copy of:

(i) its most recent Annual Information Form and Form 10K, together with a copy of any document or the relevant pages of any document incorporated therein by reference;

(ii) the comparative financial statements of the Company for the fiscal year ended December 31, 1999, together with the report of the auditors thereon and a copy of any interim financial statements of the Company subsequent to these financial statements;

(iii) the 1999 Annual Report of the Company, which includes management's discussion and analysis of financial condition and results of operations;

(iv)  this Management Proxy Circular, and

(v)   the Offers to Purchase.

     The contents and the sending of this Management Proxy Circular have been approved by the directors of the Company. All amounts in this Management Proxy Circular are expressed in Canadian dollars unless otherwise specified. Unless otherwise indicated, information contained herein is given as of February 28, 2000.


By Order of the Board

/s/ Jacques P. Vachon

JACQUES P. VACHON
Senior Vice-President & Corporate Secretary




ABITIBI-CONSOLIDATED INC.              31

APPENDIX A


Text of Resolution

BE IT RESOLVED THAT the Abitibi-Consolidated Inc. Directors' Stock Option Plan be approved and that the Board of Directors or any officers of the Company are hereby authorized and empowered to make, execute and deliver any documents or instruments related to the interpretation, implementation or amendment of the Plan and to do all such other acts and things as are necessary, advisable or appropriate to carry out the purposes and intent of this resolution, and any act or thing heretofore done or document or instrument heretofore executed and delivered are in all respects approved, ratified and confirmed.




                                       32              ABITIBI-CONSOLIDATED INC.

                                   This proxy circular was printed on Alternative Offset(TM) paper manufactured by Abitibi-Consolidated's Beaupre Division using its ultra high-yield pulping process.




ABITIBI-CONSOLIDATED INC.

                                                            ABITIBI
                                                  [LOGO]    CONSOLIDATED

Abitibi-Consolidated Inc. Proxy


This Proxy is  solicited  by the  management  of  Abitibi-Consolidated  Inc.  in
conjunction   with  the  Annual  and   Special   Meeting  of   Shareholders   of
Abitibi-Consolidated Inc. to be held on April 27, 2000.

     The undersigned shareholder of ABITIBI-CONSOLIDATED INC. hereby appoints J.W. Weaver or, failing him, R.Y. Oberlander or, failing him, J.A. Tory or, instead of them1, _______________________________ as proxy, with full power of substitution, to attend, vote, and act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders or any adjournment thereof, in the manner specified below2:

1.   Election of directors (Mark either (a) or (b)):

(a)  [ ] FOR the election of directors; or

(b)  [ ] WITHHOLD from voting for the election of directors.

2.   Appointment of Auditors (Mark either (a) or (b)):

(a) [ ] FOR the appointment of auditors and authorizing the directors to fix the auditors' remuneration; or

(b) [ ] WITHHOLD from voting for the appointment of auditors and authorizing the directors to fix the auditors' remuneration.

3. Approval of the Abitibi-Consolidated Inc. Directors' Stock Option Plan (Mark either (a) or (b)):

(a) [ ] FOR the approval of the Abitibi-Consolidated Inc. Directors' Stock Option Plan; or

(b) [ ] AGAINST the approval of the Abitibi-Consolidated Inc. Directors' Stock Option Plan.

Dated _______________________, 2000


Signature _________________________

This proxy must be delivered as set out in the Management Proxy Circular to:

Montreal Trust Company, 1800 McGill College Avenue, Montreal, Quebec, H3A 3K9.

Notes:

1. A shareholder has the right to appoint a person to attend and act on the shareholder's behalf at the meeting other than the management representatives designated above either by writing in the blank space provided above the name of the person to be appointed or by completing another proper form of proxy and in either case, delivering the completed proxy to Montreal Trust Company (at the address listed above).

2. The persons named in the proxy will vote the shares in respect of which they are appointed or withhold the same from voting as specified above on any ballot that may be called for in respect of the matters for which the proxy is granted. Where shareholders have not specified the manner in which the shares are to be voted, the directors named in the proxy will vote such shares, on any ballot that may be called for: (a) the election of directors named in the Management Proxy Circular accompanying the notice of meeting,
     (b) for the appointment of the auditors named in the Management Proxy Circular and authorizing the directors to fix the auditors' remuneration and (c) for the resolution approving the Abitibi-Consolidated Inc. Directors' Stock Option Plan. This proxy confers discretionary authority with respect to amendments or variations to the matters specified in the Management Proxy Circular accompanying the notice of meeting or other matters which may properly come before the meeting.

This proxy, which is solicited on behalf of management, should be signed and dated. All matters being considered at the meeting are more fully described in the accompanying Management Proxy Circular to which shareholders should refer. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by Management. If an individual, please sign exactly as your shares are registered. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shareholder is a corporation, this proxy must be signed by its duly authorized representative.




                                                       ABITIBI-CONSOLIDATED INC.